            SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

                                     FORM 10
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                   ESAT, INC.
             (Exact Name of Registrant as Specified in Its Charter)


            NEVADA                                            95-0344604
(State or Other Jurisdiction of                              (IRS Employer
Incorporation or Organization)                            Identification Number


16520 HARBOR BOULEVARD, BLDG G                                   92708
FOUNTAIN VALLEY, CALIFORNIA                                    (Zip code)
        (Address of Principal Executive Offices)

                                  714-418-3200
              (Registrant's Telephone Number, Including Area Code)

        Securities to be registered pursuant to Section 12(b) of the Act:

         Title Of Each Class                  Name Of Each Exchange On Which
         To Be So Registered                  Each Class Is To Be Registered
         -------------------                  ------------------------------
Common Stock, Par Value $.001                            THE NASDAQ
                                                   NATIONAL MARKET SYSTEM


        Securities to be registered pursuant to Section 12(g) of the Act:

                                      NONE

                                (Title of Class)

ITEM 1.  BUSINESS.

Historical Summary of the Company.

        eSat, Inc. (the "Company") was incorporated on June 23, 1995, pursuant to the laws of the State of Nevada, as U. S. Connect 1995, Inc., for the purposes of marketing and servicing transaction processing services, prepaid long distance cards, ATM machines and payment systems to small-to-medium sized merchants. In October 1995, the Company consummated a public offering of its securities from which it derived gross proceeds of approximately $100,000. Prior to October, 1998, the Company had not commenced operations and was seeking to establish a new business. On October 8, 1998, the Company consummated an Agreement and Plan of Merger ("Merger") with Technology Guardian, Inc., a California corporation ("the Company"), whereby all the issued and outstanding shares of the Company were exchanged for shares of the Company's Common Stock. In connection with the Merger, the Company changed its name to Technology Guardian, Inc., and succeeded to the business of the Company immediately prior to the Merger. The Company amended its certificate of incorporation to change its name to "eSat, Inc." on January 26, 1999.

        The Company's Internet access products and services research and development began in late 1996, when David Coulter, the President of the Company, commenced the underlying research and development for the satellite Internet access products and services. In 1996, the Company also engaged in reselling network computer related products concurrently with the early stage development of the Company's satellite Internet products and services. The development of the generation one satellite Internet product and service, the Galactic Satellite Internet v.1.0 ("GSI v.1.0"), continued during 1997 and into the first quarter of 1998. In the 1st quarter of 1998, the Company terminated its sales of network computer related products and concentrated entirely on the completion of its generation two of the satellite Internet access products and services. In the second quarter of 1998, the Company started beta sales and installation of the GSI v.1.0. Also in 1998, the Company developed the Satellite Accessed Materials for Schools ("S.A.M.S."), described below. The S.A.M.S. system was installed in several schools for beta testing. Through the end of 1998, the Company beta tested its GSI v.1.0 and continued the development of the generation two product. This product development was completed in January, 1999, and was incorporated in to all the Company's products and services known as the Galactic Satellite Internet ("GSI"), DigiNXT, S.A.M.S and Internet Kiosks. In the Fourth Quarter of 1998, as the development of the GSI neared completion, the Company decided to halt the beta distribution of its first generation product in anticipation of the introduction of the second generation product, which was introduced in January, 1999. The Company has upgraded a number of the generation one installations made in 1998, and the GSI in now the flagship product sold by the Company.

        In the fourth quarter of 1998, the Company began the development of its Channel Casting product described below.

        In the fourth quarter of 1998, the Company began building out its Network Operations Center ("NOC") in Durham, North Carolina. The NOC houses the Company's computer equipment and software, and functions as a junction point for all the Internet related data traffic from the Company's customers using the Company's service and acts as the uplink to the satellites. The Company uses various satellite networks and the Company contracts for these services.

        In the first quarter 1999, the Company began construction of the Company's primary NOC located in Los Angeles at a former GTE network facility. The completion date is scheduled for the second quarter, 1999. When this primary NOC comes on line, then the NOC in Durham, North Carolina will remain as a back up system.

        The Company has only one business segment, which is an Internet service provider ("ISP"). The Company's revenues from external customers, a profit and loss statement, and total assets for the last three fiscal years are included in the financial statements of the Company filed concurrently with this Form 10.

        The Company is a technology company whose primary purpose is to provide high-speed Internet access via satellite. Customers include businesses of all sizes, educational establishments and government institutions. By leveraging satellite technology, the Company is positioned as a worldwide provider in the Internet access industry. Product lines were developed to fill voids in the Internet access arena, and have application both domestically and internationally. The Company intends that businesses and organizations should benefit from the affordability, ease of use, and high-speed access to the Internet of the Company's products and services.

        The Company's sales strategies are designed to address the Internet access needs of the different segments of the marketplace. The Galactic Satellite Internet ("G.S.I.") and DigiNXT targets businesses and governmental sectors. Satellite Accessed Material for Schools ("S.A.M.S.") was specifically created to address the demand for educational access solutions. S.A.M.S. brings high-speed access to schools in a managed educational environment. All products are designed and built to offer ease of installation and use, a plug and play format, and quality, high-speed Internet access.

        As dependence on the Internet as an information source grows, the Company anticipates growth in demand for fast, cost-effective access. Dial-up modems operate at relatively slow transmission speeds. ISDN and DSL, although faster than dial-up modems, have significant transmission speed limitations. DSL is not widely available and requires extensive infracture modifications. DSL subscribers generally must be within two miles of a central telephone switch. While T-1, cable, and fiber connections can provide speed, they are costly and/or not always available. With the introduction of digital high definition television programming, the bandwidth capacity of cable will be strained. The Company is positioning itself to fill the market need for high-speed lower cost Internet access.

Galactic Satellite Internet/DigiNXT ("GSI") Internet Gateway

        The Company's flagship product, the Galactic Satellite Internet gateway, uses satellite technology to download Internet services at speeds comparable to fiber and cable circuits at an affordable cost. The "Gateway" consists of a computer server configured with the Company's hardware and software, a satellite dish, and appropriate satellite dish mounting equipment. By capitalizing on the imbalance between the small amount of data sent to access the Internet and the large amount returned (statistically shown to be a ratio ranging from 15:1 to 40:1 depending on the application), the Company can couple any type of outbound method such as dial-up modems, ISDN, DSL, frame relay, or T-1 connections, with its small satellite dish for downloads and provide high-speed Internet access for an entire local area network. The delivery system for all of the Company's products, the GSI, connects to an existing local area network to provide high-speed Internet access to each workstation. The GSI is delivered completely pre-configured as a plug and play module for local area networks and is compatible with Microsoft Windows operating systems, Apple's Macintosh operating systems and UNIX operating systems. This technology is intended to meet the needs of organizations of many sizes, provide a cost-effective solution for schools, and competitive performance for Internet Kiosks. The GSI is designed to incorporate ease of installation and use, plug and play format, and quality high speed Internet access.

The Company currently offers a GSI Gateway for local area networks serving up to 250 users at $495 per month for contracts on a three year duration.

Satellite Accessed Material for Schools

        The Company's powerful educational tool, Satellite Accessed Material for Schools ("S.A.M.S."), is designed for schools and educational institutions. By packaging its GSI Internet Server with managed educational content from third-party providers, the Company provides quality high-speed Internet access to schools at a cost which the Company believes will be acceptable to school boards and administrators.

        With S.A.M.S., up to 250 students per Gateway are able to access the Internet in a protected, managed environment at high speeds. S.A.M.S. educational content consists of over 60,000 web-based pages suitable for students in grades Kindergarten through 12. Teachers may choose to keep students within the protected environment or to allow full Internet access.

Satellite Internet Kiosks

        The Company has developed an Internet Kiosk for the purpose of creating a high-speed public access Internet solution. These easy-to-use Kiosks are intended to provide an on-demand solution to accessing the World Wide Web, and can be a convenient way to send e-mail or browse the Internet. The Company's future plans include installation of its Satellite Internet Kiosks in such public places as airport terminals and hotels. However, although prototypes have been developed, the Company has not yet implemented this aspect of its business plan.

Channel Casting.

        In the fourth quarter, 1998, the Company commenced the development of its most recent proprietary technology called ChannelCasting. ChannelCasting provides the ability to transmit live or recorded broadcasting of video to an unlimited number of destinations through Company's GSI products. Through the Company's 1STCHANNEL.COM, broadcast quality video will be transmitted over the Internet to the Company's NOC, where it will uplink to the Company's satellite network. The signal will then be relayed to any number of destinations through the Company's GSI products. The Company is currently testing its ChannelCasting product and has no firm shipping date for this product.

Proprietary Technology.

        The Company's technology is its software and a computer board that allows a user to implement satellite access to the Internet by splitting the outbound traffic over any conventional method from in-bound traffic received via satellite. This hybrid technology allows a user access to the Internet from the user's computer through a local area network utilizing modems, cable connections, ISDN or DSL lines, or other connections to the Internet. One portion of the Company's technology manages the returning data by directing the data to be sent through a satellite uplink facility to an orbiting satellite, which retransmits the returning data from the satellite to the user. The user receives this data through a small satellite dish, typically a round 18-inch dish mounted on the roof at the user's facility, which is linked to the user's computer or network.

        There are no material patents, trademarks, licenses or concessions held.

Implementation of the Product and Service.

        The Company's Gateway system includes a server pre-loaded with the software and preconfigured for use, a proprietary board installed in the server, and the satellite dish. The customer may contract with any local installer for the installation of the satellite dish, or the Company will make the arrangements for independent installers to furnish and install the satellite dish. The Company installs the software, pre-configures the software in accordance with the customer's specifications, and installs the board in the Gateway. The Company then delivers the server in a plug and play condition, requiring only that the customer change its routing on its workstations to see the Company's Internet Gateway. This simple procedure for the one-time installation by the customer does not require the Company's personnel make an on-site visit for purposes of installing the Company's Gateway.

Marketing and Sales

        The Company sells its products to the commercial market including: businesses of all sizes, schools, libraries, hotels, tract home developers, hospitals, medical facilities, government agencies and more. There are no consumer/home products or services.

        The Company distributes its products through value-added resellers ("VARs") and independent sales organizations. The Company recently entered into a contract with Galaxy Internet (a subsidiary of Arrow Technologies), to market and resell the Company's products and services. The contract is designed with incentives for Galaxy Internet to generate revenues for the Company in excess of $15,000,000 in 1999 and $20,000,000 in the subsequent three years.

        In cooperation with Galaxy Internet as the VAR, CompUSA has recently begun selling to its business customers the Company's DigiNXT high-speed satellite Internet Gateway. The DigiNXT product is now available in its business services departments in CompUSA's stores nationwide. The Company's products have been approved for resale through Hewlett Packard's distribution channels.

        The Company's GSI products are also distributed through independent sales organizations. The Company has entered into agreements with Advantage in Washington, D.C. Advantage will market the products primarily to Federal Government agencies, and other large businesses and institutions. Their compensation is based on stock options contingent on the level of sales they achieve. See Item 6, Executive Compensation. William Sarpalius, a principal of Advantage, is a member of the board of directors of the Company. See Item 5, Directors and Executive Officers.

Federal Agency Market

        The Company's generation two GSI products are currently being demonstrated to various governmental agencies in a phase I product and applications testing. Once the tests have been successfully completed the Company anticipates that a number of government agencies will begin recommending the Company's GSI Gateway as a part of their communications programs. The Company anticipates that the Federal Government will be one of the Company's largest customers.

The Educational Market

        The Federal Government's "E-RATE" program provides $1.8 billion of federal funding for schools and libraries to be used exclusively for providing Internet access to schools. The Company's S.A.M.S. marketing efforts are geared toward taking advantage of the Federal E-Rate Program. The Federal Government allocates E-RATE funds to the states in block grants, which must use the funds in a "fair and equitable" format. The requirement means that educational sites throughout a state must have uniform speeds and pricing in a wireless manner. Once states receive funding, the E-Rate Program has an anticipated duration of 18 months. At this date, the Company believes it is the only system that meets all government guidelines for providing Internet access to schools in the manner required by the E-RATE program. The Company currently has the S.A.M.S.

Internet Gateway System operating in schools in very remote Hawaiian locations to show the systems abilities and in various other educational institutions throughout the country.

The Asia Market

        The Company anticipates a joint venture with United Asia Capital Partners, headquartered in Taiwan, the result of which is the creation of a venture establishing eSAT, Southeast Asia ("eSAT-Asia"), which will be headquartered in Taipei, Taiwan. eSAT will be a 40% shareholder. The initial funding of $6 million for eSAT-Asia is expected to be provided by United Asia Capital Partners in the second quarter 1999. eSAT-Asia will provide the Company's high-speed satellite Internet products and services under the eSAT name and branding which will be the first in the Asian Market. In addition, eSAT-Asia will be positioned to provide services to other countries in the Pacific Rim basin including Hong Kong, China, Australia, New Zealand, Singapore, Malaysia, Thailand, Philippines, Indonesia and other regional countries. The Company anticipates starting operations for the Southeast Asia region in the 2nd quarter of 1999. eSAT-Asia license rights are contingent on achieving sales which would generate $10 to $13 million in revenue to the Company for 1999 and $25 to $30 million in revenues during the year 2000. The realization of these revenues will depend upon the successful implementation by eSat-Asia of its business plan. Since eSat-Asia will be managed by United Asia Capital Partners, the Company will not have direct control for implementing the joint venture's business plan.

Diversification of Business.

        The Company is not dependent on any one customer or group of customers. However, the Company anticipates obtaining significant orders from the Federal Government, the E-RATE program and large corporate trade associations.

Backlog of Orders.

        The Company does not have any backlog of orders.

Revenue Recognition Policies.

        The Company currently prices its products and services at $495 per month per server. A server can accommodate up to 250 users. Upon the purchase of one of the Company's products or services, the customer signs a service contract with a typical duration of three years. The Company then discounts the service contract on a non-recourse basis to a commercial finance company which has pre-approved the customers' credit. The Company then recognizes the income received from the finance company as current revenues. The Company then establishes a reserve to assure sufficient resources to pay third party providers for services rendered in providing the satellite uplink and retransmitting the Internet data from the satellite.

Competition.

        The Company knows of no other Internet service providers who provide satellite downlink data transmission in the commercial/business, government and education sectors. Accelernet provides high speed Internet access to the Commercial/business and government sectors by using UHF transmission rather than satellite transmission. Accelernet serves only the Houston area presently and is limited by the availability of UHF broadcast licenses. In the consumer market, WebTV and Direct PC provide satellite services to consumers. The Company does not market to the consumer market and does not market to the point-to-point satellite data transmission market.

        The Company's competitors also include the established Internet service providers which provide high speed connections. These providers include firms offering ISDN, DSL, frame relay, cable modem, T-1, and direct fiber connections. There are numerous providers of these services and no one provider dominates the market. Many service providers are affiliated with public utilities. On a world-wide ISP market, eSat believes no competitor has more than 5% of any ISP market segment.

        The Company competes principally on price and performance. With service priced at $495 per Gateway per month, with each Gateway capable of servicing 250 workstations, the cost per user per month is less than $2.00. The Company offers `plug and play' service, with each Gateway delivered pre-configured for the customer's geographic location, local connection to the Internet, and connection to a local area network.

        The Company's pricing of products and services is subject to change in accordance with market changes and competitive conditions.

Research and Development.

        In 1998, the Company spent approximately $1.3 million for research and development, primarily in the development of its generation two. For 1999, the Company has budgeted $3 million for research and development. On an ongoing basis, the Company intends to invest approximately 20% of capital raised through equity offerings and ten percent of sales into research and development.

Employees.

        The Company currently has twenty-four employees. Eighteen employees are located at the Company's headquarters in Fountain Valley, California, four employees in the Company's Washington, D.C., office, and two regional employees at various locations around the country.

ITEM 2. FINANCIAL INFORMATION.

Selected Financial Data

        Set forth below are selected financial data for the Company for each of the last three fiscal years.

                                                           1998             1997             1996
                                                       -----------      -----------      -----------
Net Sales                                              $   341,047      $ 1,201,044      $ 1,529,518

Income (loss) from continuing operations               $(3,259,069)     $  (316,307)     $  (164,005)

Income (loss) from continuing operations per share     $     (0.20)     $     (0.03)     $     (0.02)

Total Assets                                           $ 3,261,387      $   453,920      $   131,371

Total Current Assets                                   $ 2,920,921      $   427,965      $   101,436

Long Term Liabilities                                  $         0      $   119,265      $    21,353

Cash Dividends                                         $         0      $         0      $         0


        The comparisons between 1998 and 1997 should be evaluated in light of four significant factors: (1) merger of the Company with Old TGI in October, 1998, accounted for as a pooling of interests, such that the selected financial data reflect primarily the activities of Old TGI; (2) the decision in 1997 to discontinue the sale of networking equipment and focus all efforts on the GSI product line; (3) the decision in 1998 to discontinue the sale in the 4th quarter 1998 of all products of the Company pending the completion of generation two of the GSI; and (4) private placements of equity securities by the Company in 1998 that raised significant equity capital. See Item 1, Historical Summary of the Company; Item 2, Management's Discussion and Analysis of Financial Condition, and Item 10, Recent Sales of Unregistered Securities. As a result, the comparison of the data is not particularly meaningful.

        The comparisons with 1996 should be evaluated in light of the factors set forth above, and in addition, in light of the fact that the financial data for 1996 reflect only the operations of Old TGI and have not been combined and restated as a result of the merger. As a result, the comparison of the data is not particularly meaningful.

Management's Discussion and Analysis of Financial Condition.

THE FOLLOWING DISCUSSION OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE COMPANY SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS REPORT

OVERVIEW

        The Company is a Satellite Internet Service Provider (ISP), and satellite Internet access equipment developer and distributor. The Company competes with fiber optic and cable circuit ISPs in the market for businesses, educational institutions, government agencies and other commercial concerns. The Company markets its products and services exclusively to the government, education, and commercial market place and has currently no provision for sales to the home/consumer market. Currently, the Company has created a high-speed satellite Internet Gateway system with Satellite footprint that encompasses the U.S., Hawaii, most of Canada and a significant section of Mexico.

        The Company has experienced net losses from operations of $3,289,536 or $0.26 per share ( basic and diluted ), since its inception in February 1996, as Technology Guardian, Inc. through the end of 1998. The Company anticipates that it will continue to incur net losses through second quarter 1999.

        The Company continues to expend substantial resources on sales and marketing in its attempts to increase its market share in the Satellite ISP market place. The Company believes that it will be revenue positive by the fourth quarter of 1999 and that by the end of 1999, it can achieve profitability There can be no assurances, however, that the Company will achieve or sustain profitability or positive cash flow from its operations.

        The market for the Company's services is rapidly evolving and is characterized by an increasing number of new technologies, which include ground based ISP technologies that may represent competition to the Company's ISP service. The Company and its prospects must be considered in light of the risks, expenses and difficulties encountered by companies in the new and rapidly evolving market for Internet services and products.

U.S. CONNECT 1995 Prior to the Merger with the Company

        The Company was formed in June, 1995, as U.S. Connect 1995, with the intention of engaging in the telephony business. However, there was never any substantial business generated by the Company and the Company remained dormant with no operations from its inception until the merger with Technology Guardian, Inc., a California. The Company changed its name to eSat, Inc., in January, 1999.

        This discussion and analysis refers to the past operating history of Technology Guardian, Inc., a California corporation, and not that of U.S. Connect 1995.


Description of the Merger

        The Company finalized a reverse merger with U.S. Connect 1995 (OTCBB:USCJ) on October 8, 1998. Prior to that date, the two companies were separate and had no combination of business activities. The stock trading prior to that date reflected only U.S. Connect 1995, until October, 1998, when the merger was consummated.

        The merger was accounted for as a pooling of interests.


Results of Operations


                                            1998             1997             1996
                                        -----------      -----------      -----------
Revenue*                                $   341,047      $ 1,201,044      $ 1,529,518

Cost of Sales                           $  (685,570)     $  (345,491)     $  (875,124)

Gross Profit                            $  (344,523)     $  (855,553)     $  (654,394)

Sales and Marketing, General and        $(2,914,545)     $(1,171,860)     $  (812,663)
Administrative, and other operating
expenses

Net Loss (Basic and Diluted)            $(3,290,336)     $  (453,998)     $  (164,005)

* - This revenue decline is directly attributable to the shift in the Company's focus to high-speed satellite Internet products and services and away from the sale of networking and computing product and services. In the first quarter 1998, the Company stopped selling networking and computing products and services. In the fourth quarter 1998, the Company stopped selling its first generation satellite Internet products and services altogether, pending the completion of the second generation of its products. During 1998, the Company concentrated on capital raising efforts and the development of its second generation Internet related products and services along with beta marketing and beta sales.


Liquidity

At March 1, 1999, the Company had cash on hand of $3,406,015. The current short-term cash needs of the Company are approximately $400,000 per month. Without considering any anticipated sales revenue, the Company will need additional capital prior to the beginning of the fourth quarter 1999. Currently, the company has no commercial lines of credit established, other then that mentioned in the following paragraphs under Revenue.

Revenue

        The Company generates its revenue by selling high speed Internet access. This revenue is generated by two or three year service subscription contracts with the Company's customers. The Company markets to small to large businesses, educational institutions and government agencies. The Company does not sell its products and services to the home/consumer market. The total amount of a three year contract at $495 per month is $17,820.

        When a customer makes an application for a subscription contract, the applicant's credit is reviewed by the Company's financial services company. Currently, the Company refers prospective Customers to Rockford Financial, a subsidiary of American Express Financial. Upon approval of the customer's credit, the Company accepts the customer's subscription. The Company then submits the appropriate documentation to the finance company, who advances funds to the Company, less finance and related fees. This amount may vary depending on normal commercial factors, such as prevailing interest rates. These funds are received from the finance company on a nonrecourse basis and the finance company handles all billing and collection activities.

        The Company submits customer's applications for approval to the finance company immediately upon receipt. After approval, the Company will ship within ten days. After receipt of the shipping documents, the finance company will remit funds directly to the Company. The Company books this revenue in the current quarter and makes provisions for the long-term liability of providing the customer its high-speed satellite Internet service.

        Typically, the Company supplies the customer with its Internet Gateway Server and satellite dish at no additional charge. However, the customer must pay for the installation of the satellite dish. The typical installation costs are those of a standard mini-satellite dish or approximately $300. The satellite dish installer collects payment directly from the customer and no billing from the Company occurs for this specific satellite dish installation. The Internet Gateway Server is a simple installation that requires no contracted installation service.

Cost of Sales

        The cost of sales includes three primary elements. The first element includes the computer server, utilizing Windows NT and Intel Pentium CPUs, including assembly and shipping. The server assembly is performed by subcontractors and the software is installed and configured by the Company. There is no customer installation of hardware or software required. The second item includes the sales commissions paid to VARs and other distributors. The commissions are paid quarterly during the duration of the contract. The Company reserves against the unpaid commissions. The third element is the cost to the Company of providing Internet access to its customers. This amount is reserved by the Company over the life of the contract. The total cost of sales per customer is approximately $9,650. The reserved funds are kept in interest bearing bank accounts. They are booked as an asset of the Company, balanced by an offsetting liability.

        These costs may change as a result of changes in the marketplace. The cost of sales may increase with increased marketing personnel and additional sales commissions on larger orders and discounts on price on larger orders.

Profit

Gross Revenue                                               $17,820
Adjusted Gross Revenue (less financing costs)               $14,970          84.01%
Costs of Sales                                              $ 9,650          54.15%
Gross Profit                                                $ 5,320          29.85%


Sales and Marketing

        Sales and Marketing expenses consist primarily of sales commissions, salaries, cost promotional material, travel, VAR/Distributor commissions and advertising. The Company's sales and marketing expenses will grow rapidly as the Company expands sales and marketing efforts nationwide and internationally. The Company expects to hire additional sales personnel in 1999. The Company does not defer sales, marketing or other direct costs associated with the acquisition of customers. For 1998, the sales and marketing expenses were $340,820. These were primarily for the beta marketing and beta sales efforts of the Company's second generation products and services.

General and Administrative

        General and Administrative expenses consist primarily of costs associated with the accounting and human resources needs, professional expenses, leasing of facilities, Insurance, legal, depreciation expenses, and payroll. In 1998, this amounted to $2,573,725. Of this amount, approximately $700,000 consisted of commissions earned by investment bankers in the capital raising efforts of the company. This represents approximately 27.20 percent of the total General and Administrative expenses for 1998.



Change in Products and Sales

        With the formation of Technology Guardian, Inc. in February 1996, the Company made a strategic decision to sell and market networking and computing related products and services which were not Internet related. This strategy provided the Company with cash flow for operations and its own research and development in the area of high-speed satellite Internet. This resulted in the following sales:

                            Revenue
                           ---------
1996                      $1,529,518
1997                      $1,201,044
1998                      $  341,047


        The sales for 1996 were exclusively for the networking and computing related products and services. The sales in 1997 were mostly for the networking and computing related products and services. In 1997, the company sold approximately $150,000 dollars worth of its generation one satellite Internet products and services.

        The Company decided in the first quarter 1998 to halt the sales of networking and computing products and services. The Company focused on the development of its second generation high-speed satellite Internet related technology. During this period, the Company obtained financing through private offerings of its securities. See Item 10, Recent Sales of Unregistered Securities.

Capital Resources

        The Company has not generated net cash from its operations since inception. The Company has funded its operations and development of its product and services primarily through sales of non-satellite Internet related products and services, and private sales of equity securities and lease financing. Cash used in operations are $812, 663, $1,171,860 and $2,914,515 for the years 1996 through 1998 respectively.

ITEM 3. PROPERTIES.

        The Company does not own any materially important physical properties. The Company leases its headquarters under the terms of a commercial lease for office space.

The lease term expires in October, 2003. The Company could move its headquarters without any material adverse affect on the Company. The Company leases space from Microspace Corporation in Durham, North Carolina which houses computer equipment owned by the Company in connection with the uplink to the satellite network. The Company could replace the Durham NOC without any material adverse effect on the Company. The Company is establishing a new NOC in Los Angeles, California, which will become its primary NOC. The NOC in Durham, North Carolina, will serve as a back up NOC. The Company could replace its primary NOC in Los Angeles without a material adverse effect on the Company.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

        The following table sets forth, as of the date hereof, the ownership of the Company's Common Stock by (i) each director and executive officer of the Company, (ii) all executive officers and directors of the Company as a group, and (iii) all persons known by the Company to beneficially own more than 5% of the Company's Common Stock.


                                                                                          Percent of
                                                                      Amount and           Class of
                                                                     Nature of              total
                                                                     Beneficial           Shares and
Title of Class            Name and Address of Beneficial Owner       Ownership (1)         options
Common                    David B. Coulter (2)                         8,082,379            28.57 %
                          16520 Harbor Blvd, Bldg. G
                          Fountain Valley, California 92708

Common                    Chester (Chet) L. Noblett Jr. (3)            2,473,205             8.74 %
                          12961 Marcy Ranch
                          Crown Heights, California

Common                    Salvatore Pirano (4)                           136,103             0.48 %
                          418 Brower Avenue
                          Placentia, California 92870

Common                    William Sarpalius (5)                          721,821             2.55 %
                          124 Earckson Lane
                          Stevensville, Maryland 21666

Common                    Jeffrey Hecht (6)                              382,912             1.35 %
                          345 University Drive #N3
                          Costa Mesa, California 92627

Common                    Gary Pan (7)                                    20,000            0.001 %
                          C/o United Asia Capital Partners
                          Suite 201 - 290 Fu Hsing North Road
                          Taipei 104, Taiwan

Common                    Jim Mack (8)                                   324,294             1.15 %
                          4151 Reyes Street
                          Irvine, CA 92604

Common                    Montefort Investissments                     1,072,969             3.79 %
                          Rue De Rhone 78
                          Ch 1204
                          Geneva, Switzerland

Common                    Directors and  Executive  Officers as a     12,140,714            42.92 %
                          group



(1) Calculated pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934. Unless otherwise stated below, each such person has sole voting and investment power with respect to all such shares. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by such person, but are not deemed outstanding for the purpose of calculating the percentage owned by each other person listed.

(2) Includes options to purchase: (i) 1,910,885 shares of the Company's common stock at $0.7168 per share for a period of five years from date of grant; and, (ii) 1,000,000 shares of the Company's common stock at $3.00 per share for a period of five years from date of grant; and,
        (iii) 400,000 shares of the Company's common stock at $3.00 per share for a period of one year from date of grant contingent upon the Company achieving $30,000,000 gross revenues in 1999.

(3) Includes options to purchase; (i) 727,802 shares of the Company's common stock at $0.7168 per share for a period of five years from date of grant, and, (ii) 333,333 shares of the Company's common stock at $3.00 per share for a period of five years from date of grant; and, (iii) 300,000 shares of the Company's common stock at $3.00 per share for a period of one year from date of grant contingent upon the Company achieving $30,000,000 gross revenues in 1999.

(4) Includes options to purchase 16,103 shares of the Company's common stock at $0.7168 per share for a period of five years from date of grant; and,
        (ii) 20,000 shares of the Company's common stock at $17.41 per share for a period of five years from date of grant

(5) Includes options to purchase: (i) 26,838 shares of the Company's common stock at $0.7168 per share for a period of five years from date of grant; and, (ii) 20,000 shares of the Company's common stock at $17.41 per share for a period of five years from date of grant; and, (iii) 560,000 shares of the Company's common stock at $2.00 per share for a period of 18 months from date of grant if the following performance criteria are met:

        Shares subject to purchase:           If the Company achieves the following
                                              gross revenues in conjunction with
                                              the East Coast Sales office:

        150,000                               $15,000,000 between March 1, 1999, and
                                              August 31, 2000.

        50,000                                $30,000,000 between March 1, 1999, and
                                              February 29, 2000.


        This total includes options to purchase 360,000 shares of the Company's common stock at $2.00 per share for a period of 18 months for from date of grant, held in the name of Carol Sarpalius, spouse of William Sarpalius. 300,000 of these shares may be purchased if the following performance criteria are met:

        Shares                                subject to purchase: If the
                                              Company achieves the following
                                              gross revenues in conjunction with
                                              the East Coast Sales office:

        250,000                               $750,000  between  January 1, 1999, and
                                              June 30, 2000.

        50,000                                $15,000 in 1999.

        60,000 of these shares may be purchased by Carol Sarpalius for a period of five years from date of grant

(6) Includes options to purchase: (i) 27,912 shares of the Company's common stock at $0.7168 per share for a period of five years from date of grant; and, (ii) 225,000 shares of the Company's common stock at $3.00 per share for a period of five years from date of grant

(7) Includes options to purchase 20,000 shares of the Company's common stock at $17.41 per share for a period of five years from date of grant.

(8) Includes options to purchase: (i) 4,294 shares of the Company's common stock at $0.7168 per share for a period of five years from date of grant; and, (ii) 300,000 shares of the Company's common stock at $2.00 per share for a period of five years from date of grant.


Item 5.  Directors and Executive Officers.

         The following table sets forth the names and positions of the directors and executive officers and key employees of the Company:


Officer Name                    Age          Position or Director                 Since
------------                    ---          --------------------                 -----
David B. Coulter                30        Chairman of the Board,                  1996
                                          President and CEO

Chester (Chet) L. Noblett, Jr.  55        Secretary, Treasurer COO,               1997
                                          and Director

Salvatore A. Pirano             72        Director                                1997

William C. Sarpalius            50        Director                                1997

Gary Pan                        53        Director                                1998

Jeffrey Hecht                   46        Vice President of Operations            1998

Jim Mack                        26        Chief Technology Officer                1998


        The directors of the Company are elected to hold office until the next annual meeting of shareholders and until their respective successors have been elected and qualified. Officers of the Company are elected annually by the Board of Directors and hold office until their successors are elected and qualified.

         The following sets forth biographical information concerning the Company's directors and executive officers for at least the past five years.

        DAVID B. COULTER, the founder of the Company, has been an officer and director of the Company since its inception in 1993 and is currently the Chairman, Chief Executive Officer and President. With over 15 years experience in the computer industry, Mr. Coulter started programming for Atari, Inc., video games division, from 1982 to 1984; then he was employed as a robotics engineer for inventory carousel assembly with Raymond Industries from 1985 to 1987. In November, 1990 Mr. Coulter founded New Phase Enterprises, Inc., a computer consulting company which eventually evolved into the Company.

        CHESTER (CHET) L. NOBLETT, JR. has been Secretary, Chief Operating Officer, Chief Financial Officer and a director of the Company since June 1997. From 1990 to 1996, Mr. Noblett was employed as the chief executive officer for Tradom International, a subsidiary of an Asahi Shouian, Inc., an international food brokerage company. From 1975 to 1990, he was chief executive officer of C. Noblett & Associates, a food brokerage company. Mr. Noblett is also president and a director of Cyber Village Network, a computer software company. Mr. Noblett received a B.S. degree in business administration from the University of Southern California in 1971.

        SALVATORE A. PIRANO has been a director of the Company since December 1997. From September 1992 to the present, Mr. Pirano has operated Management and Technical Services, a management consultant firm providing management, engineering and manufacturing expertise to a number of small companies. From 1974 to 1992 Mr. Pirano was employed as a director, program manager, product line manager and assistant division manager for Hughes Aircraft Company. Mr. Pirano received a B.E. degree in engineering from Loyola University in 1950.

        WILLIAM C. SARPALIUS has been a director of the Company since December 1997. From 1995 to present, Mr. Sarpalius has served as president and chief executive officer of Advantage Associates, Inc., a lobby firm located in Washington, D.C. Previously, Mr. Sarpalius served as a U. S. Congressman from the State of Texas from 1989 to 1995. In 1995, Mr. Sarpalius received a presidential appointment to the United States Department of Agriculture as Western Regional Director. Mr. Sarpalius received a bachelors degree in agriculture science from Texas Tech University in 1972 and a masters degree in agriculture science from West Texas State in 1978.

        GARY (GUO AN) PAN has been a director of the Company since September 1998. From 1997 to present, Mr. Pan has served as the managing director for United Asia Capital Partners, an investment management and financial services firm. From 1993 to 1997, Mr. Pan served as president of Sunridge International, Inc., and from 1992 to 1993, as senior vice president of the Great Wall Group. Mr. Pan currently serves as a director on the following privately held corporations: United Asia Capital Partners; Harvest Communications; and, Quadra Pharmaceuticals, Inc. Mr. Pan received a B.S. degree in electrical engineering from National Taiwan University, a M.S. degree in electrical engineering from University of Waterloo, and his Ph.D. in management from the University of California at Los Angeles.

        JEFFREY HECHT was appointed as the Company's Vice President of Operations in March 1998. From March 1997 to March 1998, Mr. Hecht was vice president of operations for ACOM Computer Inc., a software development company in Long Beach, California. From December 1993 to February 1997, Mr. Hecht served as the vice president and chief information officer for Strategic Mortgage Services, a finance company. Mr. Hecht received a B.S. in business administration from Arizona State University in 1976.

        JIM MACK was appointed as the Company's Chief Technology Officer in September 1998. From May 1997 to September 1998, Mr. Mack was the Senior Systems Engineer for Versant, Inc., a manufacturer of object-oriented database technologies. From February 1995 to May 1997, Mr. Mack was Object Technology Specialist with IBM, working with such firms as Kodak and MCI. Mr. Mack received a B.S. in computer science from University of Missouri-Rolla in 1994.


ITEM 6.  EXECUTIVE COMPENSATION.


                                   Capacities In Which
   Name of Individual Or              Remuneration                    Aggregate
     Identity of Group                Was Received                   Remuneration
   ---------------------           -------------------               ------------
David B. Coulter                 Director, Chief Executive             $150,000
                                 Officer and President

Chester (Chet) L. Noblett, Jr.   Director, Secretary,                  $130,000
                                 Treasurer, E.V.P. and
                                 Chief Operating Officer

Jim Mack                         Chief Technology Officer              $125,000

Jeff Hecht                       Vice President Operations             $105,000


        The Company has entered into employment agreements with David Coulter and Chester (Chet) L. Noblett for a period of five years commencing September 25, 1997. Under the agreement, Mr. Coulter receives a salary of $150,000 per year and certain other fringe benefits; Mr. Noblett receives a salary of $130,000 per year and certain other fringe benefits. Each of the employment agreements includes a cost-of-living increase at the rate of 2 1/2% per annum, plus any other increase which may be determined from time to time in the discretion of the Company's Board of Directors. Pursuant to the employment agreements, Messrs. Coulter and Noblett are provided with a car on such lease terms to be determined by the Company, provided that the monthly operating costs (including lease payments) to be paid by the Company will not exceed $750.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

        In April 1997 the Company entered into a settlement agreement by and among the Company, Cyber Village Network, Inc. ("CVN") and Chet Noblett whereby CVN and Chet Noblett agreed to release the Company from all potential claims arising from: (i) a certain option agreement dated August 6, 1997 ("Option Agreement"); and, (ii) an agreement entered into by and among the Company, David Coulter, as the Company's President, CVN and Chet Noblett as agent for CVN ("Commission Agreement"), in exchange for the issuance of 849,750 shares of the Company's Common Stock.

        The Option Agreement granted options to CVN to purchase shares equal to 10% of the Company's issued and outstanding shares in exchange for forgiveness of a $100,000 promissory note held by CVN, as well as the option to purchase shares equal to 30% of the Company's issued and outstanding shares in exchange for $1,200,000. Further, the Option Agreement provided that David Coulter, the Company's president, had the right to repurchase shares from CVN equal to 15% of the Company's common stock following the exercise of the option by CVN in exchange for $1,200,000. Mr. Coulter offset his obligation to pay CVN $1,200,000 by the $1,200,000 payable to the Company by CVN pursuant to its exercise of options. The Commission Agreement provided that the Company and David Coulter, the Company's President, would pay Noblett, as agent for CVN, an amount equal to 6% of the gross proceeds received by the Company from any underwriting arranged by Andrew Glashow and Joe Py, including bridge financing, and subsequently, Noblett would rebate one-third of aforementioned fees to Coulter. The Option Agreement was subsequently canceled and the parties released each other from all claims.

        Prior to the issuance of the 1,030,000 shares of the Company's stock as a result of the exercise of the option agreement by CVN and the 849,750 shares received in consideration for the Settlement Agreement, for a total of 1, 879,750 Shares, Chet Noblett, as agent for CVN, assigned 1,060,000 Shares to certain persons as consideration for loans made to CVN. In March, 1998 the Company completed payment to Chester

(Chet) L. Noblett, Jr. of a bonus in the amount of $100,000 for certain services provided in assisting the Company with obtaining additional capital.

        In May, 1998 David Coulter gifted 379,250 shares of his stock to Cyber Village Network. Mr. Coulter then gifted 5,414,172 shares to the Company as treasury shares in preparation of the capital raising efforts and making the company employee owned. Of this amount gifted to the Company Treasury, 125,619 were reissued to him in August 1998, prior to completion of the merger described in Item 1 ("Merger").

        In connection with the Merger, the Company assumed the obligations of Old TGI wherein Old TGI had issued options to purchase 2,000,000 shares of Old TGI Common Stock, $.001 par value per share, on a pro rata basis to all Old TGI shareholders as of August 30, 1998, at an exercise price of $.7168 per share, exercisable for five (5) years from date of grant. In addition, the Company assumed the obligations of Old TGI wherein Old TGI issued options to purchase 1,500,000 shares of Old TGI Common Stock, $.001 par value per share, to David B. Coulter, President of Old TGI, and 500,000 shares of Old TGI Common Stock, $.001 par value per share, to Chester L. Noblett, the Vice President and COO of Old TGI, at an exercise price of $.7168 per share, exercisable for five (5) years from date of grant. On October 13, 1998 the Board of Directors authorized the issuance of additional options to purchase 1,000,000 shares of Common Stock to Mr. Coulter, and 333,333 shares of Common Stock to Mr. Noblett, at an exercise price of $3.00 per share, exercisable for five (5) years from date of grant.

ITEM 8.  LEGAL PROCEEDINGS.

        Technology Guardian, Inc. v. Peripherals Plus, Inc., Case No. 224498 in the Municipal Court of the State of California, County of Orange, West Orange County, was commenced by the filing of a complaint by Company on May 31, 1996 for the recovery of contract damages in the sum of approximately $16,000. The defendant Peripherals Plus, Inc. cross-complained for contract and related damages in the approximate sum of $19,000. The action was removed from the Court's Civil Active List pursuant to the parties' stipulation to submit the controversy to binding arbitration. The matter has not yet been set for arbitration hearing, and is still pending. The anticipated settlement cost to the Company will be approximately $15,000.

        Supercom, Inc. v. Technology Guardian, Inc., Case No. 798002 in the Superior Court of the State of California, County of Orange, was commenced by Supercom on August 10, 1998. In this lawsuit, Supercom seeks the recovery of approximately $47,000 for goods sold and delivered to the Company. The Company has filed a cross-complaint against Supercom seeking damages of approximately $50,000 on the grounds that the goods delivered by Supercom were defective and that Supercom failed to fulfill its service and repair obligations. The case is set for trial on July 12, 1999. The Company intends to vigorously defend against Supercom's claims and to vigorously prosecute its cross-complaint, but will not foreclose the possibility of settlement. The outcome cannot intelligently be evaluated at this time. The range of potential loss on this claim is $50,000.

        Softbank Comdex, Inc. v. Technology Guardian, Inc., Case No. 800303 in the Superior Court of the State of California, County of Orange, was commenced by Softbank on October 5, 1998. In this lawsuit, Softbank seeks the recovery of approximately $27,000 for alleged breach of a contract regarding exhibition booth space at a trade show. The Company has denied the claim, and intends to vigorously defend the case. Again, however, the Company will not foreclose the opportunity to settle the matter. It is expected that the case will be assigned a trial date in the latter part of 1999. The range of potential loss is $30,000.

        As of December 31, 1998, there also existed the potential of a claim against the Company by its former counsel in Denver, Colorado, Brenman, Bromberg & Tenenbaum, in the approximate sum of $80,000, for attorneys' fees alleged to be due and owing by the Company. On January 4, 1999, Brenman, et al. filed a lawsuit and obtained a writ of attachment on a Company escrow account held at a bank in Denver, in the District Court, City and County of Denver, Colorado, Case No. 99C0013, for recovery of approximately $80,000. The Company has filed counter-claims against the Brenman firm, and third party claims against its principal, Albert Brenman, for damages and rescission. The Company's claims will be vigorously prosecuted. The matter will likely be arbitrated during the 1999 calendar year. The Company successfully moved the court to lift the writ of attachment and the court ordered Brenman, Bromber & Tenenbaum to pay the Company' legal fees associated with the writ.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

        The Company's Common Stock, par value $.001 per share, is not eligible for listing on the NASDAQ system; however, the Company's Common Stock is traded on the Electronic Bulletin Board under the trading symbol "TEGI". The following table sets forth the high and low bid prices for the Company's Common Stock since the beginning of the fiscal year 1997. The quotations reflect inter-dealer prices, with no retail mark-up, mark-down or commissions, and may not represent actual transactions. The information presented has been derived from National Quotation Bureau, Inc.

FIRST QUARTER                                                    .50        .125
SECOND QUARTER                                                   .25      .03123
THIRD QUARTER                                                    .25      .03125
FOURTH QUARTER                                                   .25         .02

1998 FISCAL YEAR
FIRST QUARTER                                                    .02        .001
SECOND QUARTER                                                  .001        .001
THIRD QUARTER (AFTER A 1 FOR 50 REVERSE SPLIT)                  5.50        .625
FOURTH QUARTER                                                 16.00        5.00

        On December 31, 1998, the last reported bid and asked prices for the Common Stock were $15.50 and $15.75, respectively.

        As of February 24, 1999, there were 434 active holders of record of the Company's Common Stock.

        The Company has never declared a dividend on its Common Stock, and it is anticipated that any earnings which might be available for distribution as Common Stock dividends will be retained for the Company's operations for the foreseeable future.

        The transfer agent for the Company's Common Stock is Signature Stock Transfer, Inc., Office in the Park 14, 675 Midway Road, Suite 221, Dallas, Texas 75244.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

        The Company entered into an Amended and Restated Stock Purchase Agreement with Pacific Capital Group Ltd. ("Pacific Capital"), whereby pursuant to the terms of a Confidential Offering Memorandum dated July 2, 1998 ("Pacific Capital Offering"), Pacific Capital had the right to purchase up to 4,185,000 shares of the Company's Common Stock for a purchase price of $.7168 per share, or $2,999,809 in the aggregate. In accordance with the terms and conditions of the Pacific Capital Offering, 754,045 shares were sold under the exemptions from registration contained in Section 3(b) of the Act and Rule 504 of Regulation D under the Act ("Rule 504"). The balance of 3,430,955 share were offered pursuant to the exemption contained in Regulation S under the Act ("Regulation S"). Pacific Capital purchased 2,092,500 shares for a total of $1,500,000, of which 754,045 shares were sold under Rule 504, and the remaining 1,338,455 under Regulation S.

        Pursuant to the same terms and conditions of the above agreement, Corporate Finance Enterprises ("CFE") completed the Pacific Capital agreement. This completion of the offering occurred post merger.

        In connection with the Merger, the Company assumed the obligations of Old TGI to honor options to purchase 2,000,000 shares of Old TGI Common Stock, $.001 par value per share, on a pro rata basis to all Old TGI shareholders as of August 30, 1998, at an exercise price of $.7168 per share, exercisable for five
(5) years from date of grant. In addition, the Company assumed the obligations of Old TGI wherein Old TGI issued options to purchase 1,500,000 shares of Old TGI Common Stock, $.001 par value per share, to David B. Coulter, President of Old TGI, and 500,000 shares of Old TGI Common Stock, $.001 par value per share, to Chester L. Noblett, the Vice President and COO of Old TGI, at an exercise price of $.7168 per share, exercisable for five (5) years from date of grant. On October 13, 1998 the Board of Directors authorized the issuance of additional options to purchase 1,000,000 shares of Common Stock to Mr. Coulter, and 333,333 shares of Common Stock to Mr. Noblett, at an exercise price of $3.00 per share, exercisable for five (5) years from date of grant.

        The Merger was consummated on October 8, 1998. Under Rule 145 promulgated by the Securities and Exchange Commission, the shares of the Company received by the shareholders of Old TGI in connection with the Merger are deemed newly issued shares. Of the shares of the Company outstanding after the merger, 1,050,403 shares are attributed to the original shareholders of U.S. Connect 1995, and 9,315,000 shares were issued to shareholders of old TGI. Of these shares, 1,338,455 shares were issued under Regulation S, and 7,976,545 shares were issued under Regulation D. After the merger the Company issued 1,395,089 shares of under Rule 504 according to its agreement with CFE at $.7168 cents per share.

        On October 28, 1998, the Company commenced a private placement for 2,000,000 shares of common stock under Regulation D, at $2.40 per share. Tradeway Securities, Inc., acted as the placement agent. The Company completed this offering in January 1999, with a total raise of $4,800,000.

        The Company has agreed to issue Loyalty Options to acquire up to 500,000 shares of the company's common stock to be granted to those shareholders who retain ownership of the shares within the Units purchased in a private offering commenced October 28, 1998, for two years from the date of purchase (the Loyalty period). The options will be issued on the basis of one option for each 25 shares purchased. The options are exercisable at an exercise price of $4.80 per share for a period of three years from the date of issue.


ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

Common Stock

        The Company is authorized to issue up to 50,000,000 shares of Common Stock, $.001 par value. Each share of Common Stock is entitled to share pro rata in dividends and distributions, if any, with respect to the Common Stock when, as and if declared by the Board of Directors from funds legally available therefor, subject to the preferential rights of holders of shares of any series of outstanding Preferred Stock. The Company has never paid any dividends on its Common Stock and does not intend to do so in the foreseeable future. No holder of Common Stock has any preemptive right to subscribe for any securities of the Company. Upon liquidation, dissolution or winding up of the Company, each share of the Common Stock is entitled to share ratably in the amount available for distribution to holders of Common Stock. All shares of Common Stock presently outstanding are fully paid and nonassessable.

        Each holder of Common Stock is entitled to one vote per share with respect to all matters that are required by law to be submitted to shareholders. Shareholders are not entitled to cumulative voting in the election of directors. Accordingly, the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors if they choose to do so; and, in such event, the holders of the remaining shares voting for the election of the directors will be unable to elect any person to the Board of Directors.

        As of February 24, 1999, the Company had issued and outstanding 20,593,845 shares of Common Stock and had reserved: (1) 5,785,833 shares of Common Stock for issuance upon exercise of outstanding options.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        The Company's Articles of Incorporation limit the liability of directors to shareholders for monetary damages for breach of a fiduciary duty except in the case of liability: (i) for any breach of their duty of loyalty to the Company or its shareholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for certain unlawful distributions; or, (iv) for any transaction from which the director derived an improper personal benefit.

        The Company's Articles of Incorporation and Bylaws provide for the indemnification of directors and officers of the Company to the maximum extent permitted by law. The Bylaws provide generally for indemnification as to all expenses incurred or imposed upon them as a result of actions, suits or proceedings if they act in good faith and in a manner they reasonably believe to be in or not opposed to the best interests of the Company. These agreements, among other things, indemnify the Company's employees, officers and directors for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in the right of the Company, on account of services as any employee, officer or director of the Company or as an employee, officer or director of any affiliate of the Company. The Company believes that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

        There is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company as to which indemnification is being sought, and the Company is not aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

        The Company has purchased Directors and Officers liability insurance to defend and indemnify Directors and Officers who are subject to claims made against them for their actions and omissions as directors and officers of the Company. The insurance policy provides standard Directors and Officers Liability insurance in the amount of $5,000,000.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

                            TECHNOLOGY GUARDIAN, INC.
                      (SUBSEQUENTLY CHANGED TO ESAT, INC.)

                          AUDITED FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997

                      [LICHTER AND ASSOCIATES LETTERHEAD]


                          INDEPENDENT AUDITOR'S REPORT






To the Board of Directors
Technology Guardian, Inc.
Fountain Valley, California

Members of the Board:

We have audited the accompanying balance sheets of Technology Guardian, Inc. ("the Company") as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Technology Guardian, Inc. as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the period ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.



                                        /s/ LICHTER AND ASSOCIATES
                                        --------------------------




February 23, 1999
Los Angeles, California

                            TECHNOLOGY GUARDIAN, INC.
                                 BALANCE SHEETS
                        As of December 31, 1998 and 1997

                                     ASSETS


                                                                1998                1997
                                                            -----------         -----------
Current Assets
    Cash                                                    $ 2,567,697         $         0
    Accounts Receivable                                          48,964             256,986
    Inventories                                                 289,260             148,479
    Note Receivable                                              15,000              22,500
                                                            -----------         -----------

Total Current Assets                                          2,920,921             427,965
                                                            -----------         -----------

Fixed Assets (Net of accumulated depreciation of
     $41,965 and $17,306, respectively)                         293,251              23,928
                                                            -----------         -----------

Total Fixed Assets                                              293,251              23,928
                                                            -----------         -----------

Other Assets
     Deposits                                                    47,215               2,027
                                                            -----------         -----------

Total Other Assets                                               47,215               2,027
                                                            -----------         -----------

Total Assets                                                $ 3,261,387         $   453,920
                                                            ===========         ===========

                LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
    Cash                                                    $         0         $    11,827
    Accounts Payable and Accrued Expenses                       235,866             341,772
    Sales Tax Payable                                            10,801               6,569
    Payroll Taxes Payable                                       168,891             137,346
    Deferred Revenue                                            117,070                   0
    Income Tax Payable                                                0                 800
    Short Term Debt  (includes current portion
     of long term debt)                                           6,414             164,093
                                                            -----------         -----------

     Total Current Liabilities                                  539,042             662,407
                                                            -----------         -----------

Long Term Liabilities
     Notes Payable (net of current portion)                           0             119,265
                                                            -----------         -----------

     Total Long Term Liabilities                                      0             119,265
                                                            -----------         -----------

Stockholders' Equity
     Common Stock, Par Value $.001 Per Share,
         Authorized 40,000,000 Shares Common
         Stock, 10,000,000 Preferred Stock,
         Issued and Outstanding 16,085,936
         and 10,755,350 Common, respectively                     16,086              10,755
     Additional Paid in Capital                               6,614,398             279,296
     Retained (Deficits)                                     (3,908,139)           (617,803)
                                                            -----------         -----------

     Total Stockholders' Equity                               2,722,345            (327,752)
                                                            -----------         -----------

     Total Liabilities and
       Stockholders' Equity                                 $ 3,261,387         $   453,920
                                                            ===========         ===========


      Accountant's report and notes are an integral part of these financial statements.

                            TECHNOLOGY GUARDIAN, INC.
                        STATEMENTS OF INCOME AND EXPENSE
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                              1998                 1997
                                                          ------------         ------------
Sales                                                     $    341,047         $  1,201,044

Cost of Goods Sold (net of inventory adjustment of
    $140,780 and $140,000, respectively)                       685,570              345,491
                                                          ------------         ------------

Gross Profit (Loss)                                           (344,523)             855,553

Selling, General and Administrative Expenses
Advertising                                                    175,647               97,192
Auto expense                                                    23,427               15,538
Dues and subscription                                            2,389                7,587
Employee benefits                                                5,491                7,161
Insurance                                                       35,537               11,193
Legal and accounting                                           157,955               58,968
Other operating                                                802,525              339,256
Payroll taxes                                                  201,454               43,837
Rent                                                            45,464               25,900
Repairs and maintenance                                         14,496                2,738
Travel and entertainment                                       165,173               45,652
Utilities                                                       68,236               45,463
Wages and salaries                                           1,216,751              471,375
                                                          ------------         ------------
                                                             2,914,545            1,171,860
                                                          ------------         ------------

(Loss) from operations                                      (3,259,069)            (316,307)

Other Income and (Expense)
Interest expense                                               (11,397)             (19,145)
Interest income                                                     26                    0
Depreciation                                                   (24,659)             (12,546)
Bad debt                                                      (237,426)            (105,000)
Extraordinary income                                           242,990                    0
                                                          ------------         ------------
                                                               (30,467)            (136,691)
                                                          ------------         ------------

(Loss) before taxes                                         (3,289,536)            (452,998)

Income Taxes Paid                                                  800                  800
                                                          ------------         ------------

Net (Loss)                                                $ (3,290,336)        $   (453,798)
                                                          ============         ============

Net (Loss) Per Share (Basic and Diluted)
          Basic                                           $      (0.20)        $      (0.04)
          Diluted                                         $      (0.20)        $      (0.04)

Weighted Average Number of Shares
          Basic                                             16,085,936           10,755,350
          Diluted                                           16,085,936           10,755,350


      Accountant's report and notes are an integral part of these financial statements.

                            TECHNOLOGY GUARDIAN, INC.
                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                                     1998                1997
                                                                  -----------         -----------
Cash Flows from Operating Activities:
Net (Loss)                                                        $(3,290,336)        $  (453,798)

Adjustments to reconcile net income to net cash
  (used in) operating activities:
     Depreciation and amortization                                     24,659              12,546
     (Increase) decrease in accounts receivable                       208,022            (241,405)
     (Increase) decrease in inventories                               (92,820)           (139,651)
     (Increase) decrease in notes receivable                            7,500              52,500
     (Increase) decrease in deposits                                  (45,188)                  0
     Increase (decrease) in payroll taxes payable                     (31,545)            137,346
     Increase (decrease) in accounts payable                         (105,906)            127,989
     Increase (decrease) in sales tax payable                           4,232               6,569
     Increase (decrease) in deferred revenue                          117,070                   0
     Increase (decrease) in income tax payable                           (800)                800
     Increase (decrease) in short term debt                          (157,679)            259,387
                                                                  -----------         -----------

Net Cash (Used in) Operations                                      (3,362,791)           (237,717)
                                                                  -----------         -----------

Cash Flows From Financing Activities
     Sale of common stock (net cash)                                6,236,296             253,363
                                                                  -----------         -----------

       Net Cash Provided by
         Financing Activities                                       6,236,296             253,363
                                                                  -----------         -----------

Cash Flows From Investing Activities:
     Purchase of equipment                                           (293,981)             (6,539)
     Purchase of stock                                                      0             (12,000)
                                                                  -----------         -----------

       Net Cash (Used in)
          Investing Activities                                       (293,981)            (18,539)
                                                                  -----------         -----------

       Net Increase (Decrease)
         in Cash                                                    2,579,524              (2,893)
                                                                  -----------         -----------

       Cash - Beginning                                               (11,827)             (8,934)
                                                                  -----------         -----------

       Cash - Ending                                              $ 2,567,697         $   (11,827)
                                                                  ===========         ===========


      Accountant's report and notes are an integral part of these financial statements.

                            TECHNOLOGY GUARDIAN, INC.
                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                                1998                1997
                                                            -----------         -----------
Retained (Deficits)
     Balance at beginning of year                           $  (617,803)        $  (164,005)
     Net (loss)                                              (3,290,336)           (453,798)
     Dividends declared on common stock                               0                   0
                                                            -----------         -----------

     Balance at end of year                                  (3,908,139)           (617,803)
                                                            -----------         -----------

Common Stock (Par Value $.001) (thousands of shares)
     Balance at beginning of year                                10,755              10,000
     Common stock issued                                          5,331                 755
                                                            -----------         -----------

     Balance at end of year                                      16,086              10,755
                                                            -----------         -----------

Additional Paid in Capital
     Balance at beginning of year                               279,296              38,688
     Sale of common stock                                     6,335,102             240,608
                                                            -----------         -----------

     Balance at end of year                                   6,614,398             279,296
                                                            -----------         -----------

Total Stockholders' Equity at end of year                   $ 2,722,346         $  (327,752)
                                                            ===========         ===========


      Accountant's report and notes are an integral part of these financial statements.

                            TECHNOLOGY GUARDIAN, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997



Note A - Nature Of Activities

        Formed February 22, 1996, as a California Corporation, Technology Guardian, Inc. (the Company) is a "C" Corporation as organized under the Internal Revenue Code. Technology Guardian, Inc. is a technology company whose primary purpose is to provide high-speed Internet access via satellite. Its customers include businesses of all sizes as well as schools and government institutions.

        The Company's product lines were developed to fill voids in the Internet access arena, and have applications both domestically and internationally. In the United States, businesses and organizations can benefit from the Company's affordability, ease of use, and true high-speed access. In many countries there is a lack of even marginal communications infrastructure to support high-speed Internet access. The Company's potential appears to be very positive in these markets.

        The Company's three sales divisions are designed to address the Internet access needs of the different segments of the marketplace. The Galactic Satellite Internet (GSI) division targets businesses and governmental sectors. Satellite Accessed Material for Schools (SAMS) was specifically created to address the tremendous demand for educational access solutions. SAMS brings quality high-speed access to our schools in a managed educational environment.

        In October 1998, the Company relocated to its new corporate headquarters in Fountain Valley, California. This 11,000 square foot facility serves as the Company's new headquarters and will provide additional office space as well as a substantial R & D area. Later that same month, the Company established its presence on the East Coast with the opening of a 1,864 square foot branch office in Washington, DC.

        A new Vice President of Business Development was brought in at the end of 1998 to strengthen the Company's Partners Program. The Company's products have been approved and authorized for resale through the approved resellers for companies such as Lucent Technologies, CompUSA and Hewlett Packard.

        In late 1998, the Company introduced the DigiNXT product line, designed specifically for sale to commercial customers at the retail level. Retailers with a national presence will now have a true, high-speed Internet product for their commercial business customers. CompUSA is leading the way with plans to sell the DigiNXT nationwide.

                            TECHNOLOGY GUARDIAN, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 1998 AND 1997



Note B -  Summary of Significant Accounting Policies

        Revenue Recognition, Returns and Sales Incentives

        The Company recognizes revenue from hardware and software sales as products are shipped. The Company, subject to certain limitations, permits its customers to exchange products or receive credits against future purchases. The Company offers its customers several sales incentive programs which, among others, include funds available for cooperative promotion of product sales. Customers earn credit under such programs based on the volume of purchases. The allowance for sales returns and costs of customer incentive programs are accrued concurrently with the recognition of revenue. The Company reports income and expenses on the accrual basis for both financial and income tax reporting purposes.

        Risks and Uncertainties

        The Company is subject to substantial risks from, among other things, intense competition in the Internet industry in general and the provisions of Internet access specifically, other risks associated with the Internet industry, financing, liquidity requirements, rapidly changing technology, limited operating history, year 2000 compliance and the volatility of public markets.

        Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and summations that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses due in the reporting period. Actual results could differ from those estimates. Significant estimates include collectibility of accounts receivable, inventory, accounts payable, sales returns and recoverability of long-term assets.

        New Accounting Pronouncements

        In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 128. "Earnings per Share" ("SFAS 128"), which is effective for financial statements issued for periods ending after December 15, 1997. SFAS 128 simplifies the previous standards for computing earnings per share ("EPS") and requires the disclosure of basic and diluted earnings per share. The Company has adopted SFAS 128 in presenting EPS disclosure for 1998 and 1997. Because of the dilutive effect the Company's equity instruments have on EPS in the years presented, basic and diluted EPS are both computed by dividing the net loss by the weighted average number of shares outstanding.

                            TECHNOLOGY GUARDIAN, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 1998 AND 1997



Note B -  Summary of Significant Accounting Policies (continued)

        New Accounting Pronouncements

        In June 1997, the FASB issued Statement of Financial Accounting Standard No. 130, "Reporting for Comprehensive Income" ("SFAS 130"). SFAS 130 requires a statement of comprehensive income to be included in the financial statements for fiscal years beginning after December 15, 1997. The Company has determined that there are no implications or modifications which would result from the implementation of the Statement to their financial statements for the periods presented.

        In addition, in June of 1997, the FASB issued Statement of Financial Accounting Standard No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131"), which requires disclosure of certain information about operating segments, geographic area in which the Company operated, major customers and products and services. The Company has determined that it falls below the threshold limit for full implementation of this Statement. There is no effect to the financial statements for the periods presented due to the adoption of this Statement.

        In addition, in February 1998, the FASB issued Statement of Financial Accounting Standards No. 132, "Employer's Disclosures about Pensions and Other Post-retirement Benefits" (amendment of FASB Statements Nos., 87, 88, and 106), which standardizes the disclosure requirements for pensions and other post retirement benefits to the extent practicable. To the extent applicable the Company has adopted the disclosure provisions of this Statement for the periods presented.

        Allowance for Doubtful Accounts

        All accounts are current and have been determined to be fully collectible and no adjustment or allowance has been made for bad debts.

        Property and Equipment

        Property and equipment are stated at cost less accumulated depreciation.

        The Company capitalizes all direct costs incurred in the construction of facilities and the development and installation of new computer and management systems. Such amounts include the costs of materials and other direct construction costs, purchased computer hardware and software, outside programming and consulting fees, direct employee salaries and interest. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, as follows:

         Furniture and Fixtures     3 to 10 years
         Office Equipment           3 to 10 years
         Leasehold Improvements     Length of the lease at the time of installation
         Automobiles                5 years

                            TECHNOLOGY GUARDIAN, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 1998 AND 1997



Note B -  Summary of Significant Accounting Policies (continued)

        Cash and Cash Equivalents

        The Company considers all highly liquid investments purchased with initial maturities of three months or less to be cash equivalents.

        Inventories

        Inventories are valued at the lower of cost or market; cost is determined on the weighted average method.

        Concentration of Credit Risk

        Financial instruments which subject the Company to credit risk consist primarily of cash equivalents and trade accounts receivable. Concentration of credit risk with respect to trade accounts receivable are generally diversified to the large number of entities comprising the Company's customer base and their geographic dispersion. The Company performs ongoing credit evaluations of its customers, maintains an allowance for the potential credit losses. The Company actively evaluates the creditworthiness of the financial institutions with which it conducts business.

        Advertising

        Advertising costs are expensed in the year incurred.

        Earnings Per Share

        Earnings per share is based on the weighted average number of shares of common stock and common stock equivalents outstanding during each period. Earnings per share is computed using the treasury stock method. The options to purchase commons shares are considered to be outstanding for all periods presented but are not calculated as part of the earnings per share.

        Stock-based Compensation

        The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of Statement of Financial Accounting Standards (SFAS) 123, "Accounting for Stock-Based Compensation." Under APB 25, compensation cost is recognized over the vesting period based on the difference, if any, on the date of grant between the fair value of the Company's stock and the amount an employee must pay to acquire the stock.

                            TECHNOLOGY GUARDIAN, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 1998 AND 1997



Note B -  Summary of Significant Accounting Policies (continued)

        Business Combinations

        In October 1998, the Company completed a merger with and into U.S. Connect 1995, Inc. (reorganized as Technology Guardian, Inc., a Nevada Corporation). A total of 11,407,507 common shares were exchanged in a 1:1 ratio. All issued and outstanding shares of the Technology Guardian, Inc. were converted into the right to receive shares of US Connect 1995, Inc. upon completion of the merger. The merger constituted a tax-free reorganization and has been accounted for as a pooling of interests. Accordingly, all prior period consolidated financial statements presented have been restated to include the combined results of operations, financial position and cash flows for U.S. Connect 1995, Inc. as though it had always been a part of Technology Guardian, Inc.

Note C - Cash

        The Company maintains its cash balances at banks and a brokerage located in Los Angeles, and Costa Mesa, California. The balances are insured by the Federal Deposit Insurance Corporation and the Securities Investor Protection Corporation up to $100,000 and $10,000,000, respectively. As of December 31, 1998, the uninsured portion of the balances held at the bank was $283,238.

Note D - Inventories

        As of December 31, 1998 and 1997, inventories consisted of the following classes of components:

                                       1998            1997
                                     --------        --------
               Finished Goods        $117,517        $148,479
               Raw Materials          171,743             -0-
                                     --------        --------
               Total                 $289,260        $148,479
                                     ========        ========


Note E - Furniture and Equipment

        Furniture, Equipment, and Automobiles consist of the following:

                                                 1998              1997
                                               ---------         ---------
               Furniture and Fixtures          $  99,172         $  16,199
               Leasehold improvements             24,018               -0-
               Equipment                         192,700            16,910
               Automobiles                        19,326             8,125
                                               ---------         ---------
                                                 335,216            41,234
               Accumulated Depreciation          (41,965)          (17,306)
                                               ---------         ---------
               Total                           $ 293,251         $  23,928
                                               =========         =========

                            TECHNOLOGY GUARDIAN, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 1998 AND 1997



Note F - Commitments and Contingencies

        The Company leases certain of its facilities and equipment under non-cancelable operating leases. Future minimum rental payments, under leases that have initial or remaining non-cancelable lease terms in excess of one year are $122,876 in 1999, $98,486 in 2000, $104,724 in
        2001, $109,650 in 2002, and $34,470 thereafter. Certain of the leases contain inflation escalation clauses and requirements for the payment of property taxes, insurance and maintenance expenses. Rent expense for the years ended December 31, 1998 and 1997 was $45,500 and $25,900, respectively.

        In May 1996 the Company filed a lawsuit against Peripherals Plus, Inc. (Defendant) for the recovery of damages due to breach of contract. The Defendant cross-complained for breach of contract and related damages. Both matters have been removed from the court's calendar and submitted to binding arbitration. The matter has not been set for arbitration hearing and is still pending. The Company intends to seek an out-of-court settlement to resolve the matter. Given the nature of the cross-complaints there is not expected to be a material financial impact on the Company in the event of an unfavorable settlement.

        In August 1998 Supercom, Inc. filed a lawsuit against the Company seeking the recovery of goods sold to the Company in the amount of $47,000. The Company has filed a cross-complaint against Supercom seeking damages of $50,000 on the grounds that the goods delivered by Supercom were defective and that Supercom failed to fulfill its service and repair obligations. The case is set for trial in July 1999. The Company intends to vigorously defend itself against Supercom's claims and to prosecute its cross-complaint, but will not foreclose the possibility of settlement. Due to the early stage of both matters, a determination regarding the likelihood of a favorable or unfavorable outcome cannot be made as of the date of issuance of this report.

        In October 1998 Softbank Comdex, Inc. filed a lawsuit against the Company seeking the recovery of $27,000 for alleged breach of contract. The Company has denied the claim and intends to defend the case vigorously based on its merits. It is expected that the case will be assigned a trial date in the latter part of 1999. Due to the early stage of the matter, a determination regarding the likelihood of a favorable or unfavorable outcome cannot be made as of the date of issuance of this report. There is not expected to be a material financial impact on the Company in the event of an unfavorable settlement.

                            TECHNOLOGY GUARDIAN, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 1998 AND 1997



Note F - Commitments and Contingencies (continued)

        In June 1998, a former employee filed a complaint with the California Department of Industrial Relations Division of Labor Enforcement against the Company alleging breach of contract and asking for damages in the amount of $90,000. Please see Note J Subsequent Events for the outcome of this case.

        The Company is involved in certain other legal proceedings arising from the ordinary course of business, none of which is expected to have a material impact on the financial condition or business of the Company.

Note G - Employee Stock Options and Benefit Plans

        In December 1997, the Company's stockholders approved the Technology Guardian 1997 Stock Option and Stock Bonus Plan ("the Stock Award and Incentive Plan"). Under the Stock Award and Incentive Plan, incentive non-qualified stock options may be granted to employees, directors, and consultants. The options, option prices, vesting provisions, dates of grant and number of shares granted under the plans are determined primarily by the Board of Directors or the committee authorized by the Board of Directors to administer such plans, although incentive stock options must be granted which are no less than the fair market value of the Company's Common Stock at the date of the grant. Outstanding options have 3- to 10-year terms. The Stock Award and Incentive Plan also permits payment for options exercised in shares of the Company's common stock and the granting of incentive stock options.

        The Company applied APB 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its the Stock Award and Incentive Plan in its results of operations. In 1998, had the Company recorded a charge for the fair value of options granted consistent with SFAS 123, net income would have been reduced by $6,000,000 and basic net income per common share by $.50 . The impact on net income per common share, assuming full dilution, is $.50 in 1998. The fair value of each option grant for the Company's plans is estimated on the date of the grant using the Black-Scholes option pricing model, with the following weighted average assumptions used for grants in 1998:

        Risk-free interest rate               5.4%
        Expected option lives                 4.8 years
        Expected volatility                  19.2%
        Expected dividend yield               0.0%

                            TECHNOLOGY GUARDIAN, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 1998 AND 1997



Note G - Employee Stock Options and Benefit Plans (continued)

        A summary of the status of the Company stock option plans at December 31, 1998 as follows:

                                                               Weighted Average
        (thousands of shares)                        Shares     Exercise Price
                                                     ------    ----------------
        Outstanding at beginning of year                -0-          N/A
        Granted                                       6,070        $1.51
        Exercised                                       -0-          N/A
        Canceled                                        -0-          N/A
                                                      -----
        Outstanding at year-end                       6,070
                                                      =====
        Options exercisable at year-end               5,525

        Weighted average fair value of options
        granted during the year                       $1.51

        The following table summarizes information about fixed stock options outstanding at December 31, 1998.

                                                     Weighted Average
                                      Number            Remaining
        Range of                    Outstanding         Years of
        Exercise Prices             (thousands)      Contractual Life
        ---------------             -----------      ----------------
        $.71-2.99                     3,937            4.7 years
        3.00-5.00                     2,133            5.0 years
                                      -----

        $.71-5.00                     6,070            4.8 years

Note H - Debt

        The Company has entered into certain revolving debt instruments of a short-term nature which, as of December 31, 1998, had an aggregate outstanding amount of $6,400. Such revolving debt instruments provide for interest at the rate of approximately 22.4% per annum and are repayable in 48 monthly installments that commenced in February, 1996. These instruments are not collateralized and are therefore subordinate to all other liabilities of the Company, including trade payables.

        The Company has failed to remit employee payroll taxes withheld and the employers' portion of both State and Federal payroll taxes for a portion of the year 1998. As of December 31, 1998 an unpaid tax liability in the amount of $168,900 exists, including penalties and interest. Refer to Note J - Subsequent Events.

                            TECHNOLOGY GUARDIAN, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 1998 AND 1997



Note I - Compensated Absences

        Employees can earn annual vacation leave at the rate of five (5) days per year for the first year. Upon completion of the first year of employment, employees can earn annual vacation leave at the rate of ten
        (10) days per year for years two through seven. Upon completion of the eighth year of employment, employees can earn annual vacation leave at the rate of fifteen (15) days per year. At termination, employees are paid for any accumulated annual vacation leave. As of December 31, 1998 and 1997 the total vacation liability totaled $29,600 and $13,430, respectively.

Note J - Subsequent Events

        Subsequent to the year ended December 31, 1998, the Company completed a change in name from Technology Guardian, Inc. to eSat, Inc. The NASDAQ Bulletin Board trading symbol of the Company was likewise changed from TEGI to ASAT.

        Subsequent to the year ended December 31, 1998, the complaint filed by a former employee of the Company alleging breach of contract was dismissed in favor of the Company.

        Subsequent to the year ended December 31, 1998, the Company remitted all employee payroll taxes withheld and the employers' portion of both State and Federal payroll taxes for a portion of the year 1998 which was outstanding and unpaid as of the year end. As of the date of this report no outstanding payroll tax liability exists for the prior year.

        Subsequent to the year ended December 31, 1998, the former counsel of the Company filed a lawsuit against the Company alleging nonpayment of attorneys' fees in the amount of $80,000. The Company has filed counter-claims against the firm, and third party claims against its principal, for damages and rescission based on what the Company alleges to have been the fraudulent inducement by the firm and its principal to enter into a contract modification by which the firm received shares of the Company's stock. The Company's claims will be vigorously prosecuted. The matter has been set for binding arbitration. There is not expected to be a material financial impact on the Company in the event of an unfavorable settlement.

                            TECHNOLOGY GUARDIAN, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 1998 AND 1997



Note J - Subsequent Events (continued)

        Subsequent to the year ended December 31, 1998, the Company entered into an agreement with an underwriting firm to raise an additional twelve million dollars ($12,000,000) in operating capital through a private placement of one million five hundred thousand (1,500,000) shares of restricted Common Stock at eight dollars ($8.00) per share. Such shares are restricted from public sale under Rule 144 of the Securities Act of 1993 for a period not less than one year from the date of issuance. The offering is a firm commitment from the underwriter with an expiry for complete funding of August 30, 1999.

Note K - Related Party Transactions

        Throughout the history of the Company, certain members of the Board of Directors, members of the immediate family of management, and general management have made loans to the Company to cover operating expenses or operating deficiencies.

        In April 1997, the Company entered into a settlement agreement between Cyber Village Network, Inc.(CVN), a company controlled by an officer of the corporation, and this same officer individually. Wherein both parties agreed to release the Company from all potential claims arising from a certain Option Agreement, and an agreement entered into by and among the Company, the Company's President, CVN, and the aforementioned officer of the Company, in exchange for the issuance of 849,750 shares of the Company's Common Stock.

        The aforementioned option agreement granted options to CVN to purchase shares equal to 10% of the Company's outstanding shares in exchange for the forgiveness of a $100,000 loan held by CVN. Additionally, CVN was granted the option to purchase up to 30% of the outstanding shares of the Company in exchange for $1,200,000. Further, this same option agreement provided that the president of the Company had the right to repurchase shares from CVN equal to 15% of the Company's common stock following the exercise of the option by CVN in exchange for $1,200,000. This Option Agreement was subsequently canceled and the parties released each other from all claims.

        In October 1997, an officer of the Company who is also a member of the Board of Directors received a commission in the amount of $100,000 for the referral of an investment group related to a recapitalization of the Company. This same officer is the controlling shareholder of a corporation which had previously loaned the Company $100,000 and was granted 849,750 shares of the Company Common Stock in settlement for the release from potential claims arising from the aforementioned Option Agreement.

                            TECHNOLOGY GUARDIAN, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 1998 AND 1997



Note K - Related Party Transactions (continued)

        During the year 1998, the Company granted to the Company's president 3,535,890 options at strikes prices ranging from $.71 to $3.00, expiring five years from the date of issuance.

        During the year 1998, the Company granted to the Company's chief operating 1,096,135 options at strike prices ranging from $.71 to $3.00, expiring five years from the date of issuance.

Note L - Income Taxes

        Total Federal and State income tax expense for the years ended December 31, 1998 and 1997 amounted to $800 in each year. These represent the minimum annual tax liability under Federal and State tax code. No future benefit for the realization of an operating loss carry forward, in the form of an asset, has been recognized due to the ongoing nature of the losses and the potential inability for the Company to ever realize their benefit. For the years ended December 31, 1998 and 1997, there is no difference between the federal statutory tax rate and the effective tax rate. At years ended December 31, 1998 and 1997 the Company had available net operating loss carry forwards of $3,489,800 and $199,500 respectively, after adjusting for limitation, to be offset against future taxable income. The operating loss carry forwards will expire at various dates through the year 2014.

Note M - Other Income and Expense

        During the year ended December 31, 1998, the Company was released from a liability to a factoring company and recorded a one-time gain in the form of extraordinary income in the amount of $243,000. During the year ended December 31, 1998, the Company recorded a one-time revenue write down of a contract with a foreign government in the amount of $236,700.

Note N - Other Matters

        During the year ended December 31, 1998, the Company saw a substantial decline in revenue due to a decision by management to terminate sales until the new generation of its core product, the GSI - V, could be tested and launched into the marketplace. This decision was based on forecasts which indicated that sales revenue realized would be offset in future periods by upgrades of the new units, the GSI - V.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

FORWARD LOOKING STATEMENTS

        This Form 10 contains certain forward-looking statements within the meaning of Section 27A of the Act and Section 21E of the Securities Exchange Act of 1934, as amended, and the Company intends that such forward-looking statements be subject to the safe harbors for such statements under such sections. The Company's forward-looking statements include the plans and objectives of management for future operations, including plans and objectives relating to the Company's planned marketing efforts and future economic performance of the Company. The forward-looking statements and associated risks set forth in this Form 10 include or relate to the ability of the Company to:
(i) obtain meaningful consumer acceptance and a successful market for the product on a national and international basis at competitive prices; (ii) develop and maintain an effective national and international sales network;
(iii) forecast demand for its product; (iv) maintain pricing and thereby maintain adequate profit margins; and, (v) achieve adequate intellectual property protection.

        The forward-looking statements herein are based on current expectations that involve a number of risks and uncertainties. Such forward-looking statements are based on assumptions that: (i) the Company will obtain equity and/or debt capital; (ii) there will be no material adverse competitive or technological change in condition of the Company's business; (iii) there will be a demand for the Company's product; (iv) the Company's forecasts accurately anticipate market demand; and, (v) there will be no material adverse change in the Company's operations, business or governmental regulation affecting the Company or its suppliers. The foregoing assumptions are based on judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company's control. Accordingly, although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any such assumption could prove to be inaccurate and therefore there can be no assurance that the results contemplated in forward-looking statements will be realized. In addition, as disclosed elsewhere in "Risk Factors", there are a number of other risks inherent in the Company's business and operations which could cause the Company's operating results to vary markedly and adversely from prior results, or the results contemplated by the forward-looking statements. Management decisions, including budgeting, are subjective in many respects and periodic revisions must be made to reflect actual conditions and business developments, the impact of which may cause the Company to alter its marketing, capital investment and other expenditures, which may also materially adversely affect the Company's results of operations. In light of significant uncertainties inherent in forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the Company's objectives or plans will be achieved.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

        (a) The Company's financial statement for the year ending December 31, 1998, is filed as part of this Registration Statement.

        (b) The exhibits required by Item 601 of Regulation S-K are set forth below.

                                          SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ESAT, INC.
                                            (Registrant)


Date:  March 16, 1999                       By /s/ David C. Coulter
     ------------------                       ---------------------------------
                                              David C. Coulter, President

EXHIBIT INDEX


Number                              Description                            Page
------                              -----------                            ----
(2)          a.    Agreement of Merger

             b.    Articles of Merger

(3)          a.    Amended and Restated Articles of Incorporation

             b.    Amendment to Articles of Incorporation

             c.    Bylaws

(10)         a.    Galaxy Contract

             b.    Advantage Associates Option Contracts

             c.    William Sarpalius Option Contract

             d.    Lori Walker Option Contracts

             e.    Carol Sarpalius Option Contracts

             f.    David Coulter Employment Agreement

             g.    Chester Noblett Employment Agreement

             h.    David Coulter Option Agreement

             i.    Chester Noblett Option Agreement

             j.    ESat-Asia Joint Venture Agreement

(23)               Consent of Independent Accountant